April 16, 2014

Via Edgar

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: H. Roger Schwall

Re:	Weatherford International Limited
Request for Acceleration of Effectiveness of Registration Statement on Form S-4
File No. 333-194993

Dear Mr. Schwall,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Weatherford International Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 10:00 a.m. (Washington, D.C. time) on Thursday, April 17, 2014 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, we respectfully request that you notify our counsel, Baker & McKenzie LLP, of such effectiveness by a telephone call to Jonathan B. Newton at (713) 427-5018 or William D. Davis II at (713) 427-5078, and that such effectiveness also be confirmed in writing.

In connection with the request, the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

WEATHERFORD INTERNATIONAL LIMITED

By:	/s/ Alejandro Cestero
Name: Alejandro Cestero
Title: Secretary